SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
SCHEDULE 13D (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)[1]
Pet DRx Corporation
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
715813101
(CUSIP Number)

Zubeen Shroff	Merrill A. Ulmer, Esq.
Galen Partners	Ropes & Gray LLP
680 Washington Boulevard, 11th Fl.	1211 Avenue of the Americas
Stamford, CT 06901	New York, NY 10036
Tel. (212) 218-4990	Tel. (212) 596-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

_________________________

1  remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1)	Name of Reporting Person: Claudius IV, L.L.C.
I.R.S. Identification No. of Above Person, if an Entity: 80-0036714
2)	Check the Appropriate Box if a Member of a Group		(a) [ X ] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	8,992,926 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	8,992,926 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned By Each Reporting Person		8,992,926 shares of Common Stock*
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		32.4%
14)	Type of Reporting Person		OO

* includes shares issuable upon exercise of warrants and conversion of notes

1)	Name of Reporting Person: Galen Partners IV, L.P.
I.R.S. Identification No. of Above Person, if an Entity: 02-0545037
2)	Check the Appropriate Box if a Member of a Group		(a) [ X ] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		Not Applicable
5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	8,992,926 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	8,992,926 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned By Each Reporting Person		8,992,926 shares of Common Stock*
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		32.4%
14)	Type of Reporting Person		OO

*includes shares issuable upon exercise of warrants and conversion of notes

1)	Name of Reporting Person: Galen Partners International IV, L.P.
I.R.S. Identification No. of Above Person, if an Entity: 13-4221160
2)	Check the Appropriate Box if a Member of a Group		(a) [ X ] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		WC
5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	661,854 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	661,854 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned By Each Reporting Person		661,854 shares of Common Stock*
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		2.8%
14)	Type of Reporting Person		PN

*includes shares issuable upon exercise of warrants and conversion of notes

1)	Name of Reporting Person: Galen Employee Fund IV, L.P.
I.R.S. Identification No. of Above Person, if an Entity: 90-0009284
2)	Check the Appropriate Box if a Member of a Group		(a) [ X ] (b) [ ]
3)	SEC Use Only
4)	Source of Funds		WC
5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)		Not Applicable
6)	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power	12,842 shares of Common Stock*
	8)	Shared Voting Power	-0-
	9)	Sole Dispositive Power	12,842 shares of Common Stock*
	10)	Shared Dispositive Power	-0-
11)	Aggregate Amount Beneficially Owned By Each Reporting Person		12,842 shares of Common Stock*
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		[ ]
13)	Percent of Class Represented by Amount in Row (11)		less than 0.1%
14)	Type of Reporting Person		PN

*includes shares issuable upon exercise of warrants and conversion of notes

Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2008. Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following thereto:

On January 21, 2009, the Issuer entered into a Purchase Agreement with the investors identified on the schedules thereto, including Partners, International and the Employee Fund (the "Purchase Agreement"), pursuant to which the Issuer agreed to issue and sell in a private placement an aggregate of up to $6,500,000 in original principal amount of its 12% senior secured convertible notes ("Notes"), together with warrants to purchase up to 15,000,000 shares of the Company’s common stock ("Warrants"). The Purchase Agreement is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto. Forms of the Notes and Warrants are Exhibits B and C, respectively, hereto, and are incorporated herein by reference to Exhibits 10.1 and 10.2, respectively, to the Issuer's Report on Form 8-K filed with the Commission on January 27, 2009, and any descriptions thereof are qualified in their entirety by reference thereto. Partners, International and the Employee Fund acquired an aggregate $2,000,000 principal amount of the Notes, together with 4,615,385 Warrants, for an aggregate purchase price of $2,000,000. The source of such funds was the working capital, or funds available for investment, of the Reporting Persons.

The Notes issued to Partners, International and the Employee Fund are convertible into an aggregate of 200,000 shares of the Company’s common stock based on an initial conversion price of $10.00 per share. The Notes bear interest at a rate of twelve percent per annum, which shall be paid by increasing their principal amount semiannually beginning on June 30, 2009. All amounts outstanding under the Notes will become due and payable on January 21, 2013. The holders of the Notes issued in the private placement may require the Issuer to redeem the notes at the outstanding principal amount plus the applicable premium (i) upon the occurrence of a "change of control" (as defined in the Notes) and (ii) if the Issuer fails, on or before October 31, 2009, to obtain stockholder approval of the issuance of Common Stock issuable under the Notes and Warrants.

After the stockholders approve the issuance of Common Stock issuable upon exercise of the Warrants, they will be exercisable at an initial exercise price of $0.10 per share. If the Issuer’s stockholders do not approve the issuance of common stock issuable under the Notes and Warrants on or before October 31, 2009, or if an "event of default" (as defined in the Notes) occurs prior to the date of such approval, then the holders of the Warrants have the right to force redemption at a price per Warrant equal to the average market price of the Common Stock for the five trading days ending October 31, 2009, less the applicable exercise price. The Warrants expire January 21, 2016.

Item 4.	Purpose of Transaction

Item 4 is hereby amended by adding the following thereto:

The Issuer has agreed that for so long as the Reporting Persons hold at least $500,000 principal amount of Notes, they will have the right to appoint one board observer to attend meetings of the Issuer's board of directors.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

The following information is based on 23,660,460 shares of Common Stock outstanding as of October 31, 2008, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the Commission on November 14, 2008. This information gives effect to the exercise of all Warrants and conversion of all Notes held by each Reporting Person, and includes Common Stock and warrants to purchase Common Stock that were held by the Reporting Persons prior to January 21, 2009.

(a)

Partners, International and Claudius

Partners directly beneficially owns 8,331,072 shares of Common Stock, or approximately 29.6% of the Common Stock outstanding. International directly beneficially owns 661,854 shares of Common Stock, or approximately 2.8% of the Common Stock outstanding. Claudius, as the general partner of Partners and International, may be deemed to beneficially own the securities owned by each such entity and therefore indirectly beneficially owns an aggregate 8,992,926 shares of Common Stock, or approximately 32.4% of the Common Stock outstanding.

Employee Fund

The Employee Fund directly beneficially owns 12,842 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. Wesson Enterprises, Inc., as the general partner of the Employee Fund, may be deemed to indirectly beneficially own the securities owned by the Employee Fund.

Other Related Persons

Zubeen Shroff directly beneficially owns options to purchase Common Stock as follows (i) 13,878 shares at $5.71, vested 25% on August 27, 2008 and 2.0833% per month thereafter; (ii) 13,878 shares at $6.16, vested 25% on September 26, 2008 and 2.0833% per month thereafter; (iii) an aggregate 89,000 shares at $6.50, which are presently-exercisable in full.

(b)  The members of Claudius may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by Partners and International. Bruce F. Wesson, the President and sole director of Wesson Enterprises, Inc., may be deemed to have sole power to vote or direct the voting of and to dispose or direct the disposition of, the securities of the Issuer held by the Employee Fund. Each of the members of Claudius and Mr. Wesson disclaims beneficial ownership of all securities other than those he owns directly, if any, or by virtue of his indirect interest in the securities owned by Partners, International, and/or the Employee Fund.

(c)  Except as described in this statement, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)  Except as described in this statement, no other person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following thereto:

The Issuer's obligations under the Notes are secured by a lien on substantially all of the Issuer’s assets in favor of Partners, as collateral agent for the investors in the private placement, pursuant to a Security Agreement dated January 21, 2009 (the "Security Agreement") and a Pledge Agreement dated January 21, 2009 (the "Pledge Agreement"). The Security Agreement and the Pledge Agreement are attached hereto as Exhibits D and E, respectively, and any descriptions thereof are qualified in their entirety by reference thereto.

Pursuant to the Purchase Agreement, the Issuer is required to enter into a registration rights agreement in form reasonably satisfactory to the lead investors in the private placement on or prior to February 2, 2009. The registration rights agreement will require the Issuer to register the shares of Common Stock issued upon conversion of the Notes and exercise of the Warrants upon demand of the majority holders at any time after March 31, 2010.

Item 7.	Material to be filed as Exhibits

Exhibit A - Purchase Agreement (filed herewith)

Exhibit B - Form of Note (incorporated by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Commission on January 27, 2009)

Exhibit C - Form of Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Report on Form 8-K filed with the Commission on January 27, 2009)

Exhibit D - Security Agreement (filed herewith)

Exhibit E - Pledge Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLAUDIUS IV, LLC
By:	/s/ Stacey L. Bauer
Attorney-in-Fact
GALEN PARTNERS IV, L.P.
By:	Claudius IV, LLC, its General Partner
By:	/s/ Stacey L. Bauer
Attorney-in-Fact
GALEN PARTNERS INTERNATIONAL IV, L.P.
By:	Claudius IV, LLC, its General Partner
By:	/s/ Stacey L. Bauer
Attorney-in-Fact
GALEN EMPLOYEE FUND IV, L.P.
By:	Wesson Enterprises, Inc., its General Partner
By:	/s/ Stacey L. Bauer
Attorney-in-Fact

Dated:	January 29, 2009